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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       Anthony & Sylvan Pools Corporation
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                    036762102
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                                 (CUSIP Number)

             Stuart D. Neidus, Chairman and Chief Executive Officer
                       Anthony & Sylvan Pools Corporation
                                 6690 Beta Drive
                          Mayfield Village, Ohio 44143
                                 (440) 720-3301

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 28, 1999
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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
CUSIP No. 036762102
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
         1.       Names of Reporting Persons:
                  I.R.S. Identification Nos. of Above Persons (entities only).

                  Stuart D. Neidus

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         2.       Check the Appropriate Box if a Member of a Group

                  (a)

                  (b)
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         3.       SEC Use Only
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         4.       Source of Funds         PF

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         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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         6.       Citizenship or Place of Organization     Ohio
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Number of Shares     7.       Sole Voting Power     278,252
Beneficially Owned
by Each Reporting    8.       Shared Voting Power
Person With
                     9.       Sole Dispositive Power    278,252

                     10.      Shared Dispositive Power
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         11.      Aggregate Amount Beneficially Owned by Each Reporting Person   278,252
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         12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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         13.      Percent of Class Represented by Amount in Row (11)  10.3%
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         14.      Type of Reporting Person    IN

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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common shares ("Common Shares") of Anthony & Sylvan Pools Corporation, an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 6690 Beta Drive, Mayfield Village, Ohio 44143.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Stuart D. Neidus. The principal business address of Mr. Neidus is 6690 Beta Drive, Mayfield Village, Ohio 44143. Mr. Neidus is a citizen of the United States of America.

         Mr. Neidus is currently the Chairman of the Board and Chief Executive Officer of the Issuer.

         During the last five years, Mr. Neidus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEMS 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On December 28, 1999, Mr. Neidus used his own personal funds to acquire 67,663 Common Shares (in addition to 210,619 Common Shares previously owned).

ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Neidus acquired the Common Shares for personal investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Neidus is the beneficial owner of 278,252 Common Shares with sole voting and dispositive power over such shares. These shares represent 10.3% of the currently issued and outstanding Common Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 11, 2000


                                                  By: /s/ Stuart D. Neidus
                                                      -------------------------
                                                      Stuart D. Neidus

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